

August 27, 2010

Manuela Adl
Senior Vice President and Chief Operating Officer
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, NY 10017-2422

> **Re:** **Westpac Banking Corporation**
> **Form 20-F for the Fiscal Year Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 001-10167**

Dear Ms. Adl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2009

Review of Group Operations

Asset quality, page 85

1. It appears that you provided the table on page 85 for the purpose of complying with the requirements of Item III.C.1 of Industry Guide 3. Your presentation may be confusing to readers as the classifications in this table do not appear to accurately represent how you classify these loans under IFRS. For example, based on footnote (1) to the table you appear to have classified certain assets as nonaccrual for SEC reporting purposes but for accounting purposes you continue to accrue interest income on such assets. We recognize that the categories and classifications specified by Guide 3 are heavily

influenced by U.S. banking regulation and that some categories and classifications may not be the most relevant in understanding your operations. Therefore, we will generally accept alternative classifications and presentation formats that provide information substantially similar to that specified by Guide 3. Accordingly, please revise your future filings to provide disclosure that you believe substantially complies with the requirements of Guide 3 while at the same time reflects the classifications most relevant to how you evaluate the credit quality of your loan portfolio.

2. As a related matter, please clarify for us and in your future filings your accounting policy for recognizing interest income on loans that are not performing in accordance with their contractual terms as follows:

   - Clarify whether under your policy once a loan is identified as nonperforming or impaired the accrual of interest in accordance with the contractual terms of the loans is discontinued;
   - If true, clarify whether the interest income recognized on impaired loans represents the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan; and
   - Disclose how cash receipts on impaired loans are recognized (e.g., reduction of principal or interest income).

3. We note that you present certain asset quality ratios in the table on page 85, one of which is "total impairment provisions to total impaired assets." We are unclear as to what this ratio represents as the impairment provisions used in the numerator (A$1.4 billion – 2009) do not reconcile to either your total provisions for impairment charges (A$4.7 billion – 2009) or your individually assessed provisions (A$1.2 billion – 2009). Please revise your future filings to clarify.

4. We note that certain of your asset quality ratios disclosed in the tables on pages 68 and 85, including "total provisions to gross loans" and "collectively assessed provisions to non-housing performing loans", include the Australian Prudential Regulation Authority (APRA) required capital deduction above A-IFRS provisioning levels. Please respond to the following:

   - Tell us the nature of this additional provision to comply with APRA requirements and how the additional amount is calculated;
   - Clarify whether this additional provision is included in the A-IFRS financial statements;
   - Tell us the time period that you are subject to the APRA capital deduction guidelines; and
   - Tell us whether any additional changes to your methodology or calculation of the provisions are expected as a result of discussions/requirements of the APRA.

Financial statements

Income statements, page 122

5. We note that the presentation of "impairment charges" on the face of your income statement appears to represent impairment provisions on your loan portfolio only. Your income statement presentation may be confusing to readers as it is not clear that this line item does not actually reflect all impairment charges that may have been recorded (e.g., those related to goodwill, intangibles or available-for-sale investments). In the interest of transparency, please revise your future filings to either include all impairment charges in this line item or re-label it so that it clearly reflects the type of impairment charges being captured.

Notes to the financial statements

Note 1 – Summary of significant accounting policies

(vii) Securities borrowed or lent and repurchase or reverse repurchase agreements, page 141

6. We note your disclosure that securities subject to borrowing or lending are *ordinarily* not derecognized from the balance sheet as the risks and rewards of ownership remain with the initial holder. We also note your disclosure that securities delivered under repurchase agreements are conducted on a collateralized basis.

    •   Please tell us and revise your future filings to clearly disclose whether you have derecognized any securities delivered under lending or repurchase agreements;
    •   If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise your future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

Note 12 – Provisions for impairment charges, page 161

7. We note that you appear to have made additions to both your individual and collectively assessed provisions for impairment charges as a result of the St. George merger. Please tell us how you determined that the carryover or creation of a valuation allowance related to loans acquired in a business combination was appropriate considering the guidance in paragraph B41 of IFRS 3. To the extent that these provisions reflect additional credit deterioration since the acquisition date, please explain how credit risk was captured in your initial fair value determination.

Note 28 – Financial risk, page 198

8. We note that you present certain information about the credit quality of your financial assets, and in particular your loan portfolio, in sections 28.2.6 – 28.2.9 of this footnote. Throughout these disclosures you have segregated your loan portfolio into two classes – loans for consumer purposes and loans for business purposes. Please tell us what consideration you gave to further segregating your loan portfolio into additional classes given the varying risk characteristics of the loans included within each class. Refer to paragraphs B1-B3 of IFRS 7.

9. Paragraph 37(c) of IFRS 7 requires disclosure of the collateral underlying secured financial assets and an estimate of their fair value, unless impracticable. We note your disclosure on pages 216 and 218 that it has not been practicable to determine the fair value of collateral held against loans for consumer and business purposes. These disclosures appear to be inconsistent with your accounting policy as disclosed on page 134 which states that the calculation of the present value of estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. Please provide us with more clarity around how estimated liquidation proceeds from collateralized financial assets are factored into your impairment measurements and explain how you considered the guidance in paragraph AG84 of IAS 39 when developing your calculation of the present value of estimated future cash flows.

Note 29 – Fair values of financial assets and liabilities, page 233

10. We note that the majority of your financial assets and liabilities measured at fair value are valued using valuation techniques which may include discounted cash flow analysis, option pricing models and other techniques commonly used by market participants. Given the multitude of financial instruments carried at fair value and the varying degrees of complexity associated with valuing such instruments, please revise your future filings to disclose the valuation methods and assumptions used in determining the fair value for each *class* of financial instrument pursuant to the guidance in paragraph 27 of IFRS 7.

11. We note your disclosure on page 132 that the fair values of derivative instruments include credit valuation adjustments that reflect either counterparty or own credit risk. Please revise your future filings to disclose how such credit valuation adjustments are determined. In this regard, please also discuss how you monitor your counterparty credit exposure to monoline financial guarantors.

Note 30 – Derivative financial instruments, page 238

12. It appears that your credit derivatives are included within the "Equities and credit" line item in the table on page 240. In the interest of transparency, please revise your future

filings to separately disclose your credit derivatives in terms of protection purchased and protection sold. Please also consider disclosing in future filings the extent to which such derivative activity was for the following purposes:

- Providing default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
- Creating new credit exposure for your own trading purposes;
- Reflecting credit exposures taken for the benefit of your clients; and
- Providing an offset to credit exposure taken for the benefit of clients.

13. As a related matter, please revise your future flings to discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

Note 44 – Merger with St. George Bank Limited, page 275

14. We note that you acquired loans with a fair value of A$120.2 billion from St. George Bank Limited. We were unable to locate the disclosures required by paragraph B64(h) of IFRS 3 with respect to these acquired receivables. Please revise your future filings to provide the required disclosures or advise us as to where such disclosures are located in your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant